Exhibit 21.1

LIST OF SUBSIDIARIES

Subsidiaries of North State Bancorp

(as of March 30, 2010)

Subsidiary	State of Incorporation
North State Bank	North Carolina
North State Statutory Trust I	Connecticut
North State Statutory Trust II	Delaware
North State Statutory Trust III	Delaware

Subsidiaries of North State Bank

(as of March 30, 2010)

Subsidiary	State of Incorporation
North State Bank Financial Services, Inc.	North Carolina